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Volaris Reports Financial Results

for the Third Quarter 2022

Mexico City, Mexico, October 24th, 2022 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “The Company”), the ultra-low-cost airline serving Mexico, the United States, Central and South America, today announces its financial results for the third quarter 2022[1].

Third Quarter 2022 Highlights[2]

(All figures are reported in U.S. dollars and compared to 3Q 2021 unless otherwise noted)

Volaris reported double-digit growth in revenue, maintained CASM ex-fuel at industry-leading levels, and finished the quarter with a healthy balance sheet. Volaris will continue to take advantage of its flexible network strategy and stimulate demand through its resilient ULCC model.

■	Total operating revenue of $769 million, a 20% increase. Total revenue per available seat mile (TRASM) decreased 2.4% to $8.2 cents.
■	Total operating expenses of $734 million, a 52% increase. Total operating expenses per available seat mile (CASM) increased 24% to $7.85 cents, while CASM ex-fuel decreased 0.5% to $4.07 cents. Average economic fuel cost increased 72.2% to $3.96 per gallon.
■	Net income of $40 million. Earnings per share of $0.03 and earnings per ADS of $0.34.
■	EBITDAR of $175 million, a 33% decrease. EBITDAR margin was 22.8%, a decrease of 18.1 percentage points.
■	Cash, cash equivalents and restricted cash position totaled $750 million, representing 28% of the last twelve months’ total operating revenue.

■   Net debt-to-LTM EBITDAR ratio of 3.4 times.

“We have consistently anticipated strong demand in our visiting friends-and-relatives and leisure markets - markets which show no signs of a slowdown. ASMs grew by 22% for the third quarter compared to 2021 and by 48% compared to 2019. Our strategically planned growth has been both consistent and profitable.

While typically we see load factor peak in July and reductions towards the end of Summer, in this year our load factors increased every month in the third quarter, from 84.7% in July, to 84.9% in August, and reached an all-time monthly record high of 87.4% in September. Forward bookings are solid, and we expect to maintain a strong load factor for the remainder of the year, while CASM ex-fuel for the third quarter was under control despite inflationary pressures” said Enrique Beltranena, Chief Executive Officer.

1 The financial information, unless otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS).

2 As of January 1, 2022, all figures are reported in U.S. dollars.

1

Third Quarter 2022 Financial and Operations Highlights[3]

(All figures are reported in U.S. dollars and compared to 3Q 2021 unless otherwise noted)

	Three months ended September 30,
Consolidated Financial Highlights	2022	2021	Var.
Total operating revenue (millions)	769	640	20%
TRASM (cents)	8.2	8.4	(2.4%)
ASMs (million, scheduled & charter)	9,355	7,667	22%
Load Factor (scheduled, RPMs/ASMs)	85.6%	85.4%	0.2 pp
Passengers (thousand, scheduled & charter)	8,125	6,650	22.2%
Fleet (end of period)	113	94	19
Total operating expenses (millions)	734	484	52%
CASM (cents)	7.85	6.33	24%
CASM ex fuel (cents)	4.07	4.09	(0.5%)
Adjusted CASM ex fuel (cents) (1) (2)	3.78	3.96	(4.5%)
Operating income (EBIT) (millions)	35	156	(78%)
% EBIT Margin	4.6%	24.4%	(19.8 pp)
Net income (millions)	40	76	(47%)
% Net income margin	5.2%	11.9%	(6.7 pp)
EBITDAR (millions)	175	262	(33%)
% EBITDAR Margin	22.8%	40.9%	(18.1 pp)
Net debt-to-EBITDAR	3.4x	2.8x	0.6x

*Note: Figures are rounded for convenience purposes. Further detail found in financial & operating indicators.

(1) Excludes fuel expense, redelivery expense and sale and lease-back gains.

(2) Reconciliation of CASM to Adjusted CASM ex fuel:

	Three months ended September 30,
Reconciliation of CASM	2022	2021	Var.
CASM (cents)	7.85	6.33	24%
- Fuel expense, net	3.78	2.24	69%
CASM ex fuel	4.07	4.09	(0.5%)
- Redelivery expenses	0.31	0.16	94%
- Sale and lease back gains	(0.02)	(0.03)	(33%)
Adjusted CASM ex fuel	3.78	3.96	(4.5%)

3 As of January 1, 2022, all figures are reported in U.S. dollars.

2

Total operating revenue in the quarter was $769 million, a 20% increase, driven by higher capacity, strong load factors, and seasonality. Moreover, demand has remained strong throughout the quarter with healthy booking curves notwithstanding certain headwinds (high inflation, economic and political uncertainty) occurring in the markets where Volaris operates.

Volaris transported 8.1 million passengers in the quarter, an increase of 22.2%. Domestic and international passengers increased 22.7% and 20.2%, respectively; total capacity, in terms of available seat miles (ASMs), increased 22% to 9.4 billion. Load factor reached 85.6%, 0.2 percentage points higher than the same period in 2021.

TRASM decreased 2.4% to $8.2 cents in the quarter. Average base fare was $56, a decrease of 1.8%. Ancillary revenue per passenger was $39, a 2.5% decrease. Ancillary revenue represented 41% of total operating revenue, the same level as third quarter 2021. Total operating revenue per passenger decreased 2.1% to $95.

Total operating expenses in the quarter were $734 million, a 52% increase, driven by higher fuel costs and major maintenance. The average economic fuel cost increased 72.2% to $3.96 per gallon in the period. CASM totaled $7.85 cents, 24% higher when compared to same period of 2021. CASM ex-fuel decreased 0.5% to $4.07 cents due to Volaris’ disciplined cost control and increased utilization per aircraft. Adjusted CASM ex-fuel decreased 4.5% to $3.78 cents.

Comprehensive financing result represented a loss of $44 million in the third quarter of 2022, compared to a loss of $48 million in the same period of 2021. This result was impacted by higher interest rates.

In the third quarter, the average exchange rate was Ps.20.24 per US dollar, a 1.1% and 1.0% depreciation compared to the third quarter 2021 and second quarter of 2022, respectively. At the end of the quarter, the exchange rate stood at Ps.20.31 per US dollar.

Income tax benefit was $49 million, compared to the $32 million expenses posted in the third quarter of 2021.

Net income in the quarter was $40 million, with earnings per share of $0.03 and earnings per ADS of $0.34. In the same period of 2021. Net income was $76 million with earnings per share of $0.06 and earnings per ADS of $0.65.

EBITDAR was $175 million, a decrease of 33%, negatively impacted by higher fuel and landing, take-offs, and navigation expenses. EBITDAR margin was 22.8%, a decrease of 18.1 percentage points.

Balance Sheet, Liquidity and Capital Allocation

As of September 30th, 2022, Volaris required $9 million of cash for the third quarter, closing with $750 million in cash and cash equivalents, representing 28% of the last twelve months total operating revenue. Net cash flow provided by operating activities was $88 million, while cash outflows in investing and financing activities were $51 million and $46 million respectively. Net foreign exchange remained unchanged.

3

On September 30th, 2022, net debt was $2,151 million, which included $242 million of financial debt, $2,659 million of leasing liabilities, and less cash, cash equivalents and restricted position of $750 million. The net debt-to-LTM EBITDAR ratio was 3.4 times, compared to 2.9 times in the second quarter 2022.

Full Year 2022 Outlook

The Company expects to continue with its growth plans despite the global macroeconomic and geopolitical challenges faced throughout the year, while servicing the robust demand seen within its current network.

Volaris’ full year 2022 guidance. Of note, the Company expects:

■	ASM growth of 25% compared to 2021.
■	Operating revenue in the range of $2.8 to $3.0 billion.
■	CASM ex-fuel increase of approximately 1% compared to 2021.
■	EBITDAR margin in the low twenties.
■	And finally, CAPEX of $145 million.

This outlook assumes a full year average USD/MXN rate between Ps.20.25 to Ps.20.30 and an average economic fuel price between $3.85 to $3.90 per gallon; it also assumes no significant unexpected disruptions related to COVID-19, macroeconomic factors, or other negative impacts on its business. The Company's Full Year 2022 Outlook is based on a number of assumptions, including the foregoing, that are subject to change and may be outside the control of the Company. If actual results vary from these assumptions, the Company's expectations may change. There can be no assurances that Volaris will achieve these results.

Fleet

During the third quarter, the Company redelivered one A319ceo in September and incorporated one new A320neo to its fleet. As of September 30th, 2022, Volaris’ fleet was composed of 113 aircraft (5 A319s, 87 A320s and 21 A321s), of which 51% are New Engine Option (NEO) models. Volaris’ fleet had an average of 190 seats per aircraft and an average age of 5.5 years. The Company plans to end 2022 with approximately 116 aircraft.

Investors are urged to carefully read the Company’s periodic reports filed with or provided to the Securities and Exchange Commission for additional information regarding the Company.

Investor Relations Contact:

Ricardo Martínez / ir@volaris.com

Media Contact:

Gabriela Fernández / gabriela.fernandez@volaris.com

4

Conference call and webcast details

Date:	Tuesday, October 25th, 2022
Time:	8:00 am Mexico City (CT) / 9:00 am New York (USA) (ET)
United States dial in:	+1-844-204-8586
Mexico dial in:	+52-55-8880-8040
International dial in:	+1-412-317-6346
Participant code:	Volaris
Webcast & video presentation:	https://webcastlite.mziq.com/cover.html?webcastId=5a3163ba-e4b8-4978-8e6e-99bfd160633b

About Volaris:

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 196 and its fleet from 4 to 114 aircraft. Volaris offers more than 500 daily flight segments on routes that connect 43 cities in Mexico and 28 cities in the United States, Central and South America with the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central and South America. Volaris has received the ESR Award for Social Corporate Responsibility for thirteen consecutive years. For more information, please visit: www.volaris.com.

Forward-looking Statements:

Statements in this release contain various forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended, which represent the Company's expectations, beliefs or projections concerning future events and financial trends affecting the financial condition of our business. When used in this release, the words "expects," “intends,” "estimates," “predicts,” "plans," "anticipates," "indicates," "believes," "forecast," "guidance," “potential,” "outlook," "may," “continue,” "will," "should," "seeks," "targets" and similar expressions are intended to identify forward-looking statements. Similarly, statements that describe the Company's objectives, plans or goals, or actions the Company may take in the future, are forward-looking statements. Forward-looking statements include, without limitation, statements regarding the Company's full year outlook and intentions and expectations regarding the delivery schedule of aircraft on order, amount of aircrafts at year end, amount of forward bookings during the holiday season, ability to maintain the load factor, announced new service routes and customer savings programs. Forward-looking statements should not be read as a guarantee or assurance of future performance or results and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements are subject to several factors that could cause the Company's actual results to differ materially from the Company's expectations, including the competitive environment in the airline industry; the Company's ability to keep costs low; changes in fuel costs; the impact of worldwide economic conditions on customer travel behavior; the Company's ability to generate non-ticket revenue; and government regulation. Additional information concerning these, and other factors is contained in the Company's US Securities and Exchange Commission filings. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date of this release. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable law. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

5

Supplemental information on Non-IFRS measures

We evaluate our financial performance by using various financial measures that are not performance measures under International Financial Reporting Standards (“non-IFRS measures”).  These non-IFRS measures include CASM, CASM ex-fuel, Adjusted CASM ex-fuel, EBITDAR and Net debt-to-LTM EBITDAR. We define CASM as total operating expenses by available seat mile. We define CASM ex-fuel as total operating expenses by available seat mile, excluding fuel expense. We define Adjusted CASM ex fuel as total operating expenses by available seat mile, excluding fuel expense, redelivery expense and sale and lease back gains. We define EBITDAR as earnings before interest, income tax, depreciation and amortization, depreciation of right of use assents and aircraft and engine variable lease expenses. We define Net debt-to-LTM EBITDAR as Net debt divided by LTM EBITDAR.

These non-IFRS measures are provided as supplemental information to the financial information presented in this release that is calculated and presented in accordance with International Financial Reporting Standards (“IFRS”), because we believe that they, in conjunction with the IFRS financial information, provide useful information to management’s, analysts’ and investors’ overall understanding of our operating performance.

Because non-IFRS measures are not calculated in accordance with IFRS, they should not be considered superior to and are not intended to be considered in isolation or as a substitute for the related IFRS measures presented in this release and may not be the same as or comparable to similarly titled measures presented by other companies due to possible differences in the method of calculation and in the items being adjusted.

We encourage investors to review our financial statements and other filings with the Securities and Exchange Commission in their entirety for additional information regarding the Company and not to rely on any single financial measure.

6

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Financial and Operating Indicators

Unaudited (In U.S. dollars, except otherwise indicated)	Three months ended September 30, 2022	Three months ended September 30, 2021	Variance

Total operating revenues (millions)	769	640	20.2%
Total operating expenses (millions)	734	484	51.7%
EBIT (millions)	35	156	(77.6%)
EBIT margin	4.6%	24.4%	(19.8 pp)
Depreciation and amortization (millions)	107	84	27.4%
Aircraft and engine variable lease expenses (millions)	32	22	45.5%
Net income (millions)	40	76	(47.4%)
Net income margin	5.2%	11.9%	(6.7 pp)
Earnings per share:
Basic (7)	0.03	0.06	(50.0%)
Diluted (7)	0.03	0.06	(50.0%)
Earnings per ADS:
Basic (7)	0.34	0.65	(47.5%)
Diluted (7)	0.34	0.65	(47.5%)
Weighted average shares outstanding:
Basic	1,165,976,677	1,165,976,677	0.0%
Diluted	1,165,976,677	1,165,976,677	0.0%
Available seat miles (ASMs) (millions) (1)	9,355	7,667	22.0%
Domestic	6,507	5,397	20.6%
International	2,848	2,270	25.5%
Revenue passenger miles (RPMs) (millions) (1)	8,007	6,551	22.2%
Domestic	5,708	4,714	21.1%
International	2,299	1,837	25.1%
Load factor (2)	85.6%	85.4%	0.2 pp
Domestic	87.7%	87.3%	0.4 pp
International	80.8%	80.9%	(0.1 pp)
Total operating revenue per ASM (TRASM) (cents) (1)(4)	8.2	8.4	(2.4%)
Total ancillary revenue per passenger (3)(4)	39	40	(2.5%)
Total operating revenue per passenger (4)	95	97	(2.1%)
Operating expenses per ASM (CASM) (cents) (1)(4)	7.85	6.33	24.0%
CASM ex fuel (cents) (1)(4)	4.07	4.09	(0.5%)
Adjusted CASM ex fuel (cents) (1)(4)(6)	3.78	3.96	(4.5%)
Booked passengers (thousands) (1)	8,125	6,650	22.2%
Departures (1)	50,586	41,820	21.0%
Block hours (1)	130,323	105,202	23.9%
Fuel gallons consumed (millions)	89.04	74.67	19.2%
Average economic fuel cost per gallon (4)(5)	3.96	2.30	72.2%
Aircraft at end of period	113	94	19
Average aircraft utilization (block hours)	13.35	13.00	2.7%
Average exchange rate	20.24	20.01	1.1%
End of period exchange rate	20.31	20.31	0.0%

(1) Includes schedule and charter.
(2) Includes schedule.
(3) Includes “Other passenger revenues” and “Non-passenger revenues”.
(4) Excludes non-derivative financial instruments.
(5) Excludes Non-creditable VAT.
(6) Excludes fuel expense, redelivery expense and sale and lease-back gains.

(7) Unrounded figures.

7

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Financial and Operating Indicators

Unaudited (In U.S. dollars, except otherwise indicated)	Nine months ended September 30, 2022	Nine months ended September 30, 2021	Variance

Total operating revenues (millions)	2,027	1,529	32.6%
Total operating expenses (millions)	2,043	1,277	60.0%
EBIT (millions)	(16)	252	N/A
EBIT margin	(0.8%)	16.5%	(17.3 pp)
Depreciation and amortization (millions)	305	238	28.2%
Aircraft and engine rent expenses (millions)	90	69	30.4%
Net (loss) income (millions)	(58)	116	N/A
Net (loss) income margin	(2.9%)	7.6%	(10.5 pp)
(Loss) earnings per share:
Basic (7)	(0.05)	0.10	N/A
Diluted (7)	(0.05)	0.10	N/A
(Loss) earnings per ADS:
Basic (7)	(0.50)	1.00	N/A
Diluted (7)	(0.50)	1.00	N/A
Weighted average shares outstanding:
Basic	1,165,976,677	1,165,976,677	0.0%
Diluted	1,165,976,677	1,165,976,677	0.0%
Available seat miles (ASMs) (millions) (1)	25,777	20,074	28.4%
Domestic	18,033	14,447	24.8%
International	7,744	5,627	37.6%
Revenue passenger miles (RPMs) (millions) (1)	21,891	16,835	30.0%
Domestic	15,792	12,395	27.4%
International	6,099	4,440	37.4%
Load factor (2)	84.9%	83.9%	1.0 pp
Domestic	87.6%	85.8%	1.8 pp
International	78.8%	78.9%	(0.1 pp)
Total operating revenue per ASM (TRASM) (cents) (1)(4)	7.9	7.7	2.6%
Total ancillary revenue per passenger (3)(4)	37	39	(5.1%)
Total operating revenue per passenger (4)	90	90	0.0%
Operating expenses per ASM (CASM) (cents) (1)(4)	7.93	6.39	24.1%
CASM ex fuel (cents) (1)(4)	4.22	4.32	(2.3%)
Adjusted CASM ex fuel (cents) (1)(4)(6)	4.03	4.16	(3.1%)
Booked passengers (thousands) (1)	22,576	17,124	31.8%
Departures (1)	142,100	109,440	29.8%
Block hours (1)	362,624	275,096	31.8%
Fuel gallons consumed (millions)	248.17	194.53	27.6%
Average economic fuel cost per gallon (4)(5)	3.83	2.14	79.0%
Aircraft at end of period	113	94	19
Average aircraft utilization (block hours)	13.28	12.24	8.5%
Average exchange rate	20.27	20.13	0.7%
End of period exchange rate	20.31	20.31	0.0%

(1) Includes schedule and charter.
(2) Includes schedule.
(3) Includes “Other passenger revenues” and “non-passenger revenues”.
(4) Excludes non-derivative financial instruments.
(5) Excludes Non-creditable VAT.
(6) Excludes fuel expense, redelivery expense and sale and lease-back gains.

(7) Unrounded figures.

8

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Operations

Unaudited (In million of U.S. dollars)	Three months ended September 30, 2022	Three months ended September 30, 2021	Variance

Operating revenues:
Passenger revenues	742	622	19.3%
Fare revenues	453	377	20.2%
Other passenger revenues	289	245	18.0%

Non-passenger revenues	27	22	22.7%
Other non-passenger revenues	24	19	26.3%
Cargo	3	3	0.0%

Non-derivatives financial instruments	-	(4)	(100.0%)

Total operating revenues	769	640	20.2%

Other operating income	(2)	(2)	0.0%
Fuel expense, net (1)	354	170	108.2%
Landing, take-off, and navigation expenses	94	76	23.7%
Depreciation of right of use assets	82	70	17.1%
Salaries and benefits	72	62	16.1%
Aircraft and engine variable lease expenses	32	22	45.5%
Sales, marketing, and distribution expenses	29	29	0.0%
Maintenance expenses	24	25	(4.0%)
Other operating expenses	24	18	33.3%
Depreciation and amortization	25	14	78.6%
Operating expenses	734	484	51.7%

Operating income	35	156	(77.6%)

Finance income	4	1	300.0%
Finance cost	(46)	(37)	24.3%
Exchange loss, net	(2)	(12)	(83.3%)
Comprehensive financing result	(44)	(48)	(8.3%)

(Loss) income before income tax	(9)	108	N/A
Income tax benefit (expense)	49	(32)	N/A
Net income	40	76	(47.4%)

(1) 3Q 2021 figures include a benefit from non-derivatives financial instruments by an amount of $1 million.
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Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Operations

Unaudited	Nine months ended September 30, 2022	Nine months ended September 30, 2021	Variance
(In million of U.S. dollars)
Operating revenues:
Passenger revenues	1,947	1,480	31.6%
Fare revenues	1,191	872	36.6%
Other passenger revenues	756	608	24.3%

Non-passenger revenues	80	64	25.0%
Other non-passenger revenues	69	55	25.5%
Cargo	11	9	22.2%

Non-derivatives financial instruments	-	(15)	(100.0%)

Total operating revenues	2,027	1,529	32.6%

Other operating income	(18)	(8)	125.0%
Fuel expense, net (1)	957	410	133.4%
Landing, take-off, and navigation expenses	277	212	30.7%
Depreciation of right of use assets	237	200	18.5%
Salaries and benefits	204	168	21.4%
Aircraft and engine variable lease expenses	90	69	30.4%
Sales, marketing, and distribution expenses	82	70	17.1%
Maintenance expenses	75	70	7.1%
Other operating expenses	71	48	47.9%
Depreciation and amortization	68	38	78.9%
Operating expenses	2,043	1,277	60.0%

Operating (loss) income	(16)	252	N/A

Finance income	6	3	100.0%
Finance cost	(137)	(97)	41.2%
Exchange (loss) gain, net	(7)	8	N/A
Comprehensive financing result	(138)	(86)	60.5%

(Loss) income before income tax	(154)	166	N/A
Income tax benefit (expense)	96	(50)	N/A
Net (loss) income	(58)	116	N/A

(1) September YTD 2021 figures include a benefit from non-derivative financial instruments by an amount of $6 million.
10

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Reconciliation of total ancillary revenue per passenger

The following table shows quarterly additional detail about the components of total ancillary revenue:

Unaudited	Three months ended September 30, 2022	Three months ended September 30, 2021	Variance
(In million of U.S. dollars)

Other passenger revenues	289	245	18.0%
Non-passenger revenues	24	19	26.3%
Total ancillary revenues	313	264	18.6%

Booked passengers (thousands) (1)	8,125	6,650	22.2%

Total ancillary revenue per passenger	39	40	(2.5%)

(1) Includes schedule and charter.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Reconciliation of total ancillary revenue per passenger

The following table shows the nine months of the year additional detail about the components of total ancillary revenue:

Unaudited	Nine months ended September 30, 2022	Nine months ended September 30, 2021	Variance (%)
(In million of U.S. dollars)

Other passenger revenues	756	608	24.3%
Non-passenger revenues	69	55	25.5%
Total ancillary revenues	825	663	24.4%

Booked passengers (thousands) (1)	22,576	17,124	31.8%

Total ancillary revenue per passenger	37	39	(5.1%)

(1) Includes schedule and charter.

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Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Financial Position

(In million of U.S. dollars)	September 30, 2022 Unaudited	December 31, 2021 *

Assets
Cash, cash equivalents and restricted cash	750	741
Accounts receivable, net	203	106
Inventories	15	14
Prepaid expenses and other current assets	41	38
Guarantee deposits	60	79
Total current assets	1,069	978
Rotable spare parts, furniture and equipment, net	434	455
Right of use assets	2,137	1,917
Intangible assets, net	11	13
Derivatives Financial Instruments	2	1
Deferred income taxes	248	141
Guarantee deposits	480	455
Other long- term assets	34	23
Total non-current assets	3,346	3,005
Total assets	4,415	3,983
Liabilities
Unearned transportation revenue	389	304
Accounts payable	163	119
Accrued liabilities	246	178
Lease Liabilities	325	284
Other taxes and fees payable	183	131
Income taxes payable	11	4
Financial debt	87	197
Other liabilities	13	35
Total short-term liabilities	1,417	1,252
Financial debt	155	108
Accrued liabilities	-	1
Lease Liabilities	2,334	2,128
Other liabilities	236	167
Employee benefits	10	4
Deferred income taxes	13	11
Total long-term liabilities	2,748	2,419
Total liabilities	4,165	3,671
Equity
Capital stock	248	248
Treasury shares	(10)	(9)
Contributions for future capital increases	-	-
Legal reserve	17	17
Additional paid-in capital	283	281
Accumulated deficit	(134)	(76)
Accumulated other comprehensive loss	(154)	(149)
Total equity	250	312
Total liabilities and equity	4,415	3,983

Weighted average shares outstanding	1,165,976,677	1,165,976,677
(*) Unaudited USD figures.
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Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Cash Flows – Cash Flow Data Summary

Unaudited (In million of U.S. dollars)	Three months ended September 30, 2022	Three months ended September 30, 2021

Net cash flow provided by operating activities	88	187
Net cash flow used in investing activities	(51)	(17)
Net cash flow used in financing activities **	(46)	(86)
(Decrease) increase in cash, cash equivalents and restricted cash	(9)	84
Net foreign exchange differences	-	8
Cash, cash equivalents and restricted cash at beginning of period	759	532
Cash, cash equivalents and restricted cash at end of period	750	624
**Includes aircraft rental payments of $82 million and $78 million for the three months ended September 30, 2022, and 2021, respectively.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Cash Flows – Cash Flow Data Summary

Unaudited	Nine months ended September 30, 2022	Nine months ended September 30, 2021
(In million of U.S. dollars)

Net cash flow provided by operating activities	446	531
Net cash flow used in investing activities	(27)	(66)
Net cash flow used in financing activities **	(411)	(346)
Increase in cash, cash equivalents and restricted cash	8	119
Net foreign exchange differences	1	7
Cash, cash equivalents and restricted cash at beginning of period	741	498
Cash, cash equivalents and restricted cash at end of period	750	624
**Includes aircraft rental payments of $332 million and $333 million for the nine months ended September 30, 2022, and 2021, respectively.

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